March 27, 2023
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention: Mr. Dale Welcome
Mr. Kevin Stertzel

Re: Vista Outdoor Inc.
Form 10-K for the Fiscal Year Ended March 31, 2022 Filed May 24, 2022
Form 8-K Filed February 2, 2023
File No. 001-36597

Dear Mr. Welcome and Mr. Stertzel:

Reference is made to the comment letter (the “Comment Letter”) dated March 14, 2023 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to above-referenced filings for Vista Outdoor Inc. (the “Company”).

As discussed by the Company’s counsel with the Staff on March 24, 2023, in order to consider and fully respond to the comments raised by the Staff in the Comment Letter, the Company believes that it will require additional time beyond the ten business days referred to in the Comment Letter.

Accordingly, the Company respectfully requests an extension of the time to respond to the Comment Letter until April 11, 2023.

We are grateful for the Staff’s assistance in this matter. Please do not hesitate to contact the undersigned at (763) 712-6244 or Andrew Keegan, Interim Chief Financial Officer, at (763) 323-2318 if you have any further questions or require any further information.

Sincerely,

/s/ Mark R. Kowalski Mark R. Kowalski Controller and Chief Accounting Officer